Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28075	Rachael M. Zufall Associate General Counsel Advocacy & Oversight (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

August 4, 2010

John Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 35 to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 35 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 34, which was filed with the Securities and Exchange Commission (“SEC”) on May 21, 2010 (the “initial filing”).

Some of the changes made in the Amendment were in response to your comments on the prospectuses and Statement of Additional Information (SAI) included in the initial filing, as relayed to me by telephone on July 15, 2010. Set forth below are responses to the staff's comments on the initial filing.

Statutory/Summary Prospectuses

1.            Please add the Funds’ tickers to the statutory prospectus cover and remove them from the cover page of the summary portion of the statutory prospectus (but add them back in for the 497k summary prospectus filing).

We have made this change.

2.            Please remove the portion of the Funds’ investment objectives that concerns an investment strategy.

The included investment objectives are the objectives that have been approved by the Board. Therefore, their entire language is legally considered the investment objective and is required to be included at the beginning of the summary portion of the prospectuses. This format conforms to the investment objectives previously adopted by the Board for other TIAA-CREF Fund series, which have been previously included in their entirety in the summary portion of their respective prospectuses.

3.            In the Funds’ fee charts, please change the title of the last entry from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements),” as required by the Form.

We have made this change.

4.            In the Funds’ fee charts, please remove footnote one concerning Rule 12b-1 plans, because it is repetitive of the content in the chart.

We have made this change.

5.            Please adjust the language in the “Principal Investment Strategies” section so that the reference to the Funds’ investment in non-equity instruments that are meant to reproduce the return of certain equity securities within their 80% Rule 35d-1 “names rule” investment portion tracks the language in the Rule’s adopting release.

We have made this change so that such language for each Fund reads “...or in instruments with economic characteristics similar to emerging market equity securities.” for the Emerging Markets Equity Fund and “...or in instruments with economic characteristics similar to all or a portion of the Index.” for the Emerging Markets Equity Index Fund.

6.            Please define the Funds’ definition of “Equity Securities” in the “Principal Investment Strategies” section of the Funds’ prospectuses.

We already define “equity securities” in the Glossary section of each Fund’s statutory prospectus, but we have added a cross-reference in the “Additional Information About the Fund” section of the statutory prospectus to the Glossary regarding the definition of equity securities.

7.            In the definition of “emerging market security” in the “Principal Investment Strategies” section, please remove the notion that an issuer “located in” an emerging market would qualify to be an “emerging market security.”

We have made this change.

8.            Consider whether small and/or mid-cap risk should be added to the list of principal investment risks of the Funds.

This issue had already been specifically considered by and discussed with the Funds’ portfolio managers and other investment personnel and, based on the Funds’ planned investment program, were determined not to be principal investment risks of the Funds.

9.            Remove the first paragraph and the section entitled “Exchanging Shares” under the section entitled “Purchase and Sale of Fund Shares.”

We have not removed these items because we believe that each of these disclosures are helpful to investors and are compliant with the Form because they each concern purchasing and/or selling Fund shares. The first paragraph gives a brief summary of the eligibility standards for each share class, which an investor is required to satisfy in order to purchase Fund shares, and the “Exchanging Shares” section discusses how to purchase and sell shares within the TIAA-CREF Fund Complex (i.e., how to exchange shares).

10.          In the section entitled “Tax Information,” please include a reference that certain tax-deferred accounts could incur income tax liability on future redemptions.

We have made this change.

11.          Since exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”) and exchange-traded notes (“ELNs”) are listed in the “Principal Investment Strategies” section, please remove references to them in the “Non-Principal Investment Strategies” section.

We have made this change.

12.          If the Emerging Markets Equity Index Fund intends to typically invest more than 80% of its assets in emerging market equity securities within the MSCI Emerging Markets Index, please include such a statement in the “Principal Investment Strategies” section.

Because, as indicated in this section, the Fund may not necessarily invest in all of the securities in the MSCI Emerging Markets Index and will not invest in certain companies with operations in Sudan, we have not included this statement regarding the Fund’s investment program in the Prospectus.

13.          In the “Principal Investment Strategies” section for the Emerging Markets Equity Index Fund, please remove the sentences discussing correlation risk, and add them to the “index risk” listing under the Fund’s section entitled “Principal Investment Risks.”

We have made this change.

14.          Please confirm that, as indicated in the Funds’ fee chart, neither Fund is estimated to incur any acquired fund fees and expenses (AFFE) initially upon implementation.

We can confirm that neither Fund is estimated to incur 1 bps of AFFE upon its implementation of operations.

SAI

15.             Please state the reasoning for dating the SAI “February 1, 2010, as amended August 31, 2010.”

The reasoning for dating it this way rather than simply “August 31, 2010” is because this SAI is meant to cover all of the non-Lifecycle series of the Registrant and much of the data included therein has not been updated since the February 1, 2010 version since it is not required to be at this time.

16.             In the next to last paragraph under “Fundamental Policies,” please change the wording of the first sentence to indicate that the Managed Allocation Fund “will not” concentrate its investments in a particular industry, rather than that it “does not intend” to concentrate its investments in a particular industry.

We have made this change.

17.             Please confirm that the information on other directorships provided in the chart listing Registrant’s Trustees includes information for the past five years.

We can confirm that the trustee chart does disclose all public company (as defined in the Form) directorships held by any trustee of the Registrant during the past five years.

* * * * *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall